EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership's ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the three months ended March 31, 2007 and the five years ended December 31, 2006 were as follows:

	Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
	(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, gains on sales of real estate and other assets, discontinued operations, cumulative effect of a change in accounting principle and preferred distributions and allocation of undistributed earnings	$84,067	$304,915	$296,885	$297,368	$281,991	$253,680
Gains on sales of real estate and other assets	754,216	727,131	188,546	9,822	70,627	233,304
Amortization of interest capitalized	854	3,387	3,298	2,845	2,640	2,526
Distributions from unconsolidated joint ventures	2,438	8,206	7,179	6,663	8,412	8,692
Combined fixed charges and preferred distributions (see below)	76,465	326,995	340,589	334,082	342,244	316,835
Subtract:
Interest capitalized	(4,308)	(5,921)	(5,718)	(10,849)	(19,200)	(22,510)
Preferred distributions	1,769	(22,814)	(26,780)	(17,063)	(23,608)	(31,258)

Total earnings	$915,501	$1,341,899	$803,999	$622,868	$663,106	$761,269

Fixed charges:
Interest expensed	$73,926	$298,260	$308,091	$306,170	$299,436	$263,067
Interest capitalized	4,308	5,921	5,718	10,849	19,200	22,510

Total fixed charges	$78,234	$304,181	$313,809	$317,019	$318,636	$285,577

Preferred distributions	(1,769)	22,814	26,780	17,063	23,608	31,258

Total combined fixed charges and preferred distributions	$76,465	$326,995	$340,589	$334,082	$342,244	$316,835

Ratio of earnings to fixed charges	11.70	4.41	2.56	1.96	2.08	2.67

Ratio of earnings to combined fixed charges and preferred distributions	11.97	4.10	2.36	1.86	1.94	2.40